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Kemper Investors Life Insurance Company
1 Kemper Drive, Long Grove, Illinois  60049-0001

ENDORSEMENT - Earnings Based Death Benefit Rider

As used in this Endorsement, "Contract" means the Contract or Certificate to which this Endorsement is attached. This endorsement forms a part of the Contract to which it is attached, from the Contract issue date.

If the Owner has selected the Earnings Based Death Benefit Rider, it will be indicated on the Certificate Schedule. A separate charge will be made for this benefit, also shown on the Contract Schedule.

The AMOUNT PAYABLE UPON DEATH provision is replaced by the following:

We compute the death benefit at the end of the Valuation Period following Our receipt of due proof of death and the return of this Contract. Upon Your death We will pay the greatest of items (1), (2) or (3) listed below, less debt:

     (1) The Contract Value or if greater, the amount that would have been payable in the event of a full surrender on the date of death,

     (2) the total amount of Purchase Payments less withdrawals accumulated at 5.00% per annum to the earlier of Your 85th birthday or date of death, increased by Purchase Payments made from Your 85th birthday to the date of death and decreased by any adjustments for withdrawals from Your 85th birthday to the date of death, or

     (3) the greatest Anniversary Value immediately preceding the earlier of Your 86th birthday or date of death, increased by Purchase Payments made since the date of the greatest Anniversary Value, and decreased by any adjustments for withdrawals since that date. The Anniversary Value equals the Contract Value on each Contract Anniversary during the Accumulation Period.

An adjustment for a withdrawal is the sum of any amount available as a dollar for dollar reduction, and a proportionate reduction. The maximum dollar for dollar reduction is 5% of the Dollar for Dollar Base, less any prior dollar for dollar withdrawals in the Contract Year. The Dollar for Dollar Base is total premiums less withdrawals assessed a withdrawal charge and less any withdrawal charges. A proportionate reduction is applicable when the withdrawal and any withdrawal charges exceed the maximum dollar for dollar reduction. The proportionate reduction is the amount in (2) and/or (3), reduced by any dollar for dollar reduction, multiplied by (a) divided by (b), where:

     (a) is the withdrawal plus any withdrawal charges reduced by any dollar for dollar reduction, and
     (b) is the Contract Value, adjusted by any Market Value Adjustment, reduced by any dollar for dollar reduction.

In addition to the above amount, a death benefit is payable, equal to a factor times the lesser of (a) or (b), where:

     (a)  is remaining principal, and
     (b)  is Contract Value minus (a).

The factor is .40 if death occurs in the first nine Contract Years, .50 if death occurs in Contract Years ten through fifteen, and .70 if death occurs in Contract Years sixteen or later. Remaining principal is the total of premiums paid, which we receive at least 1 year prior to the date of death, less the total principal withdrawn. For each withdrawal the amount of principal withdrawn, if any, is the difference between the withdrawal (including withdrawal charges) and earnings. Earnings is the difference between Contract Value and remaining principal.

Except as modified herein, all terms and conditions of the Contract remain unchanged.

In witness whereof, Kemper Investors Life Insurance Company has caused this Endorsement to be signed its President and Secretary.



                   Secretary                      President